March 6, 2009

VIA EDGAR TRANSMISSION

Mr. Christian Sandoe
Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Underlying Funds Trust (the “Trust”)
File No.:  811-21895

Dear Mr. Sandoe:

On behalf of the Trust, I have transmitted herewith for filing pursuant to Rule 8b-16(a) under the Investment Company Act of 1940, as amended, Amendment No. 15 to the Trust’s Registration Statement on Form N-1A to modify the names of certain underlying funds as well as to respond to the oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to the Trust on February 19, 2009, with respect to the Trust’s Registration Statement filed on Form N-1A on December 30, 2008, relating to its series: The Arbitrage – 1 Portfolio, The Arbitrage – 2 Portfolio, The Merger Arbitrage – 1 Portfolio, The Long/Short Equity – Earnings Revision – 1 Portfolio, The Long/Short Equity – Momentum – 1 Portfolio, The Long/Short Equity – Deep Discount Value – 1 Portfolio, The Long/Short Equity –  International – 1 Portfolio, The Long/Short Equity –  REIT – 1 Portfolio, The Distressed Securities & Special Situations – 1 Portfolio, The Global Hedged Income – 1 Portfolio, The Long/Short Equity – Healthcare/Biotech – 1 Portfolio, The Deep Value Hedged Income – 1 Portfolio, The Long/Short Equity – Growth – 1 Portfolio and The Energy and Natural Resources – 1 Portfolio (each a “Fund,” collectively, the “Funds”).

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Funds’ respective responses.  In connection with this response to the Staff’s comments, the Trust, on behalf of the Funds, hereby states the following:

(1)
The Funds acknowledge that, in connection with the comments made by the Staff of the SEC on the Form N-1A registration statement, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Funds and their management are responsible for the content of such disclosure;

(2)	The Funds acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)
The Funds represent that neither the Funds nor their management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the Commission or any person.

Prospectus

1.
On page 6, with respect to The Arbitrage – 2 Portfolio, under the subheading “Principal Investment Strategies and Policies,” the phrase, “to take advantage of perceived discrepancies in the market prices of certain fixed income and derivative securities” suggests that this is a strategy to achieve capital appreciation and not “current income with preservation of principal” as stated in the Fund’s investment objective.  Please revise either the investment objective or the principal investment strategies and policies disclosure in order to resolve this conflict.

The Trust responds by revising the disclosure as follows:

The Income Arbitrage (formerly, Arbitrage – 2) Portfolio seeks to achieve current income and capital appreciation.

2.
On page 9, with respect to The Arbitrage – 2 Portfolio, under the subheading “Principal Investment Risks – Credit Risks,” please supplementally disclose how much of the Fund may be committed to non-investment grade debt and what is the lowest rated security that the Fund may hold.  If either the amount or rating is considered material by the Staff, more disclosure may be requested.

The Trust responds by revising the disclosure under Principal Investment Strategies as follows:

The Portfolio has no policy with respect to the credit rating, maturity or duration of the debt securities in which it may invest and may invest in debt securities of any credit rating, maturity or duration.

The following risk disclosure has also been added under Principal Investment Risks:

Credit Risks: The Portfolio may invest, without limitation as to the percentage of its net assets invested, in both investment grade and non-investment grade debt securities.  Debt obligations are generally subject to the risk that the issuer may be unable to make principal and interest payments when they are due. There is also the risk that the securities could lose value because of a loss of confidence in the ability of the borrower to pay back debt. Non-investment grade debt—also known as “high-yield bonds” and “junk bonds”—have a higher risk of default and tend to be less liquid than higher-rated securities.

3.
On page 12, with respect to The Long/Short Equity – Earnings Revision – 1 Portfolio, under the subheading “Principal Investment Strategies and Policies,” please note that the Staff believes that having a market-neutral strategy is not consistent with also having a long/short strategy.  Please consider either changing the name of the Fund to remove the “long/short” reference or adding “market-neutral” to the Fund’s name.  Alternatively, remove the “market-neutral equity strategies” bullet point from the section.  The Staff states that the goals of “market-neutral” investing (reducing market effects) and “long/short” investing (aggressive investing) are different.  This comment applies to all Trust Portfolios that have both “long/short” and “market-neutral” strategies disclosed.

The Trust respectfully declines to make the revisions requested.  Please be advised that market neutral investing covers a variety of strategies that may achieve that objective via strategies such as convertible bond arbitrage, fixed-income arbitrage, long/short equity (where the portfolio has an equal weighting of long and short positions, or long and short positions of somewhat unequal weight, but whose beta behavior is roughly equivalent, and thus offsetting), merger arbitrage, etc.  Long/short has a common understanding in the hedge fund world (also sometimes called “equity hedged” – see HFRI indices) as being more long than short, and thus more aggressive than long/short market neutral (sometimes called “equity market neutral” – see HFRI indices), since there is measurable net long exposure.  We feel it is correct to view that one of the goals of “market-neutral” investing is “reducing market effects” (as this approach seeks to maximize the reduction of market beta exposures) but it is incorrect to view “long/short” investing as “aggressive investing” as it also seeks to reduce market beta exposure, but to a lesser degree than the market neutral approach.  In practical application, long/short investing is almost always more conservative in its approach than long-only investing.  Morningstar actually combines funds that could be called market neutral and those that could be called long/short under one category, Long/Short.  Lipper does a better job by separating out these two categories (we are under the Market Neutral category for Lipper).

Our description of the Earnings Revision strategy as long/short market neutral is to convey two things: that the net behavior of the portfolio is designed to be market neutral (as this strategy is typically 100% long and 100% short, thus maximizing the reduction of market effects, and that it accomplishes this goal by being both long and short, as opposed to just being long only in very conservative stocks, or doing convertible bond arbitrage, etc.

4.
On page 16, with respect to The Long/Short Equity – Deep Discount Value – 1 Portfolio, under the subheading “Principal Investment Strategies and Policies,” please note that if a Fund does not use the strategies listed, the name of the Fund may be misleading.  The use of the term, “may utilize” indicates that there is the possibility that long/short strategy may not be utilized.  This comment applies to all Trust Portfolios where “may utilize” appears in the strategy.

The Trust responds by revising the disclosure to read “will utilize” rather than “may utilize” for the following Portfolios: Long/Short Equity – Earnings Revision – 1, Long/Short Equity Market Neutral (formerly Momentum), Long/Short Equity Hedge (formerly Deep Discount Value), Long/Short Equity – International – 1, Long/Short Equity – REIT – 1, Long/Short Equity – Healthcare/Biotech – 1, Long/Short Equity – Growth – 1.

5.
On page 18, with respect to The Long/Short Equity – International – 1 Portfolio, under the subheading “Principal Investment Strategies,” please indicate how the Fund accomplishes its investment strategy to invest “in a variety of countries throughout the world.”  Please consider adding additional disclosure to this effect within this section.

The Trust responds by revising the disclosure as follows.

To achieve its investment objective, the Portfolio, under normal market conditions, expects to invest between 50% and 80% of its net assets in the securities of non-U.S. issuers and among the securities of issuers located in approximately 10 to 30 countries, including developed countries and emerging markets. However, during any period when the Adviser believes the non-U.S. market is unattractive, as a defensive measure, the Portfolio may temporarily invest up to 80% of its net assets in the securities of U.S. issuers. The Portfolio has no policy with respect to the capitalization of issuers in which it may invest and may invest in securities of all market capitalizations (small, mid and large capitalization companies). The securities held by the Portfolio may include common and preferred stock, nonconvertible and convertible debt, options and futures contracts, privately negotiated options, and shares of investment companies.

6.
On page 20, with respect to The Long/Short Equity – International – 1 Portfolio, under the subheading “Principal Investment Risks – Foreign Securities Risks,” please remove the reference to developing country financial markets if the Fund is not investing in emerging markets.  Alternatively, if the Fund is in fact investing in emerging markets, please revise the disclosure in the section titled, “Principal Investment Strategies and Policies” to reflect this.

The Trust responds by revising the disclosure under the Principal Investment Strategies as follows.

To achieve its investment objective, the Portfolio, under normal market conditions, expects to invest between 50% and 80% of its net assets in the securities of non-U.S. issuers and among the securities of issuers located in approximately 10 to 30 countries, including developed countries and emerging markets. However, during any period when the Adviser believes the non-U.S. market is unattractive, as a defensive measure, the Portfolio may temporarily invest up to 80% of its net assets in the securities of U.S. issuers. The Portfolio has no policy with respect to the capitalization of issuers in which it may invest and may invest in securities of all market capitalizations (small, mid and large capitalization companies). The securities held by the Portfolio may include common and preferred stock, nonconvertible and convertible debt, options and futures contracts, privately negotiated options, and shares of investment companies.

7.
On page 26, with respect to The Global Hedged Income – 1 Portfolio, under the subheading “Principal Investment Strategies and Policies,” please indicate how the Fund accomplishes its investment strategy to invest “in a variety of countries throughout the world.”  Please consider adding additional disclosure to this effect within this section.

The Trust responds by revising the disclosure as follows.

To achieve its investment objective, the Portfolio, under normal market conditions, expects to invest between 50% and 80% of its net assets in fixed income and income-oriented securities of non-U.S. issuers and among the securities of issuers located in approximately 10 to 30 countries, including developed countries and emerging markets. However, during any period when the Adviser believes the non-U.S. market is unattractive, as a defensive measure, the Portfolio may temporarily invest up to 80% of its net assets in the securities of U.S. issuers. The Portfolio has no policy with respect to the capitalization of issuers in which it may invest and may invest in securities of all market capitalizations (small, mid and large capitalization companies). The securities held by the Portfolio may include common and preferred stock, nonconvertible and convertible debt, options and futures contracts, privately negotiated options, and shares of investment companies.

8.
On page 26, with respect to The Global Hedged Income – 1 Portfolio, the Portfolio’s name includes “Hedged”, but the Staff feels that there is nothing in the strategy that explains how hedging in the Portfolio is accomplished.  Please explain in the strategy how hedging is accomplished.

The Portfolio seeks on a global basis, to add value through country selection, market selection, asset allocation, portfolio structure, security selection, duration management, arbitrage, hedging and trading.  The sub-advisors employ an active, disciplined, discretionary style that allocates among its investments (1) carry trades; (2) relative value trades that pair one or more instruments and or countries against another, where they can be long one local market with high nominal and real interest rates with improving fundamentals, while short a deteriorating credit of another market; and (3) core directional security positions (long and short).  The portfolio may also employ U.S. Treasuries, used either long or short to hedge obligations of a global fixed-income credit.  Finally, other hedges like currency, commodity and country index futures may also be used.

9.
On page 32, with respect to The Deep Value Hedged Income – 1 Portfolio, please note that since the Fund’s name includes “income,” the objective of the Fund should reference income.   Please revise the investment objective to reflect that the Fund’s objective includes “income.”

The Trust responds by revising the disclosure as follows.

The Distressed/Hedged Income (formerly Deep Value Hedged Income) Portfolio seeks to achieve current income and capital appreciation.

10.
On page 51, with respect to the section titled, “Portfolio Managers,” please explain how the three named portfolio managers are the primary persons responsible for the day-to-day management of the Portfolios.  The Staff notes that the rules require the disclosure with respect to the actual individuals who are making the day-to-day investment decisions.

The Trust responds by revising the disclosure as follows.

Lee W. Schultheis has been the Chief Executive Officer, Chief Investment Officer and Managing Member of the Advisor since 2002. Prior to organizing the Advisor, Mr. Schultheis was Chief Operating Officer of Kinetics Asset Management, Inc. and President of Kinetics Funds Distributor, Inc. from 1999 to 2002. Mr. Schultheis has more than 20 years of investment industry experience. Mr. Schultheis received a Bachelor of Science degree from Cornell University. Day-to-day management decisions for the Portfolios are the responsibility of Mr. Schultheis, and Mr. Tonucci and Mr. Portnoy of Trust Advisors LLC; however, while the Portfolios are team managed, Mr. Schultheis may override decisions made by the other portfolio managers.

11.
On page 53, with respect to the section titled, “Redemptions,” the Investment Company Act of 1940, as amended, provides for payment within seven calendar days.  Please revise this disclosure to reflect “seven calendar days” rather than “three business days.”

The Trust responds by revising the disclosure as suggested.

If you have any questions regarding the enclosed, please do not hesitate to contact Jeanine M. Bajczyk at (414) 765-6609.

Very truly yours,

/s/ Kristina Labermeier

Kristina Labermeier
Vice President and Chief Compliance Officer
Underlying Funds Trust